SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒

Full Year 2011

Earnings Release

30 March 2012

01

Earnings Release

Lisbon, Portugal, 30 March 2012

Following the acquisition on 28 March 2011 of a 25.3% stake in Oi and a 14.1% stake in Contax, PT’s statement of financial position includes the proportional consolidation of the assets and liabilities of these investments and the related income statement as from 1 April 2011. Following the preliminary purchase price allocation of Oi and Contax, PT recognised intangible assets regarding licenses, concessions and customer lists, which according to IFRS 3 were amortised retroactively as from the acquisition date. Therefore the consolidated income statements of 2Q11 and 3Q11 were restated. As from 3Q11, PT reports its Portuguese telecommunication businesses, which include the wireline and TMN , as a new operating segment. As part of this new reporting format, PT also reports its revenues on a per customer segment basis, which are “Residential”, “Personal”, “Enterprise” and “Wholesale and other”.

In 2011, consolidated operating revenues amounted to Euro 6,147 million, while EBITDA reached Euro 2,188 million. Consolidated EBITDA margin stood at 35.6% underpinned by the solid margin of the Portuguese telecommunication businesses that reached 45.1%, an increase of 1.1pp y.o.y. Net income reached Euro 339 million and basic earnings per share stood at Euro 0.39. In 2011, capex amounted to Euro 1,224 million, equivalent to 19.9% of revenues, a decrease of 1.4pp y.o.y. Capex in Portuguese telecommunication businesses stood at Euro 647 million and was primarily directed to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in the swap of 2G to the initial phase of the LTE deployment and to customer growth. In 2011, EBITDA minus capex reached Euro 964 million, while EBITDA minus capex of the Portuguese businesses amounted to Euro 659 million. In 2011, operating cash flow stood at Euro 1,185 million. Free cash flow, adjusted for the investment in Oi and Contax (Euro 3,728 million) and the last instalment received from Telefónica in relation to the Vivo transaction (Euro 2,000 million), increased to Euro 533 million in 2011, as compared to negative Euro 14 million in 2010, adjusted for the first and second instalments received from Telefónica. As at 31 December 2011, excluding the proportional consolidation of Oi and Contax, net debt adjusted for tax effect in relation to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,068 million, following the Euro 1,118 million dividend payment in 3 June 2011 (Euro 1.30 per share) and the investment in Oi and Contax, amounting to Euro 3,728 million, partially offset by the last instalment received from Telefónica in relation to the Vivo transaction, amounting to Euro 2,000 million. In 2011, cost of net debt, excluding the proportional consolidation of Oi and Contax and the interest on certain cash deposits in Brazilian reais in relation to the acquisition of Oi was 3.3%. Cost of gross debt was 4.3% in 2011, broadly in line with the cost of 2010. The liquidity position excluding the consolidation of Oi and Contax and including cash, underwritten commercial paper lines and facilities, was Euro 5,095 million as at 31 December 2011.

  |  Earnings Release  |  Full Year 2011

Table 1 _ Consolidated financial highlights (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Operating revenues	1,731.0	949.7	82.3%	6,146.8	3,742.3	64.3%
Operating costs (2)	1,197.1	587.2	103.9%	3,958.9	2,250.6	75.9%
EBITDA (3)	534.0	362.5	47.3%	2,188.0	1,491.7	46.7%
Income from operations (4)	134.5	168.4	(20.1)%	803.9	694.9	15.7%
Net income	37.6	54.5	(30.9)%	339.1	5,672.2	(94.0)%
Capex (5)	520.1	304.9	70.6%	1,223.8	798.4	53.3%
Capex as % of revenues (%)	30.0	32.1	(2.1pp )	19.9	21.3	(1.4pp )
EBITDA minus Capex	13.9	57.6	(75.9)%	964.2	693.3	39.1%
Operating cash flow	291.2	(4.8)	n.m.	1,185.0	405.6	192.1%
Free cash flow (6)	35.2	(166.3)	n.m.	532.8	(14.5)	n.m.
Adjusted net debt (7)	6,386.7	2,099.8	204.2%	6,386.7	2,099.8	204.2%
Adjusted net debt exc. Oi and Contax (7)	4,067.9	2,099.8	93.7%	4,067.9	2,099.8	93.7%
After-tax unfunded PRB obligations	683.9	711.4	(3.9)%	683.9	711.4	(3.9)%
EBITDA margin (%) (9)	30.8	38.2	(7.3pp )	35.6	39.9	(4.3pp )
Adjusted net debt / EBITDA (x) (7)(8)	2.6	1.4	1.2x	2.6	1.4	1.2x
Adjusted net debt exc. Oi and Contax / EBITDA (x) (6)	2.9	1.4	1.5x	2.9	1.4	1.5x
Basic earnings per share	0.04	0.06	(30.0)%	0.39	6.48	(93.9)%
Diluted earnings per share (10)	0.04	0.06	(30.0)%	0.39	6.06	(93.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments on its statement of financial position, net income and cash-flows as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Capex does not include Euro 142 million in 2011 and Euro 139 million in 4Q11, primarily related to the recognition of the LTE and DTT licenses at the Portuguese telecommunication businesses and 3G license at CVT, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million). (6) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 2011) and the cash in-flows related to Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010). (7) Net debt as at 31 December 2011 was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. (8) EBITDA margin = EBITDA / operating revenues. (9) For the purpose of this ratio, EBITDA in 2011 was adjusted in order to include the proportional contribution of Oi and Contax in 1Q11. (10) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 2011, consolidated operating revenues increased by 64.3% y.o.y to Euro 6,147 million, as compared to Euro 3,742 million in 2010, as a result of the proportional consolidation of Oi and Contax, as from 1 April 2011 (Euro 2,768 million), and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding this effect, consolidated operating revenues would have decreased by 9.7% y.o.y to Euro 3,380 million in 2011, as a result of revenue decline in Portuguese telecommunication businesses and the disposal of Dedic/GPTI to Contax on 1 July 2011 and notwithstanding revenue growth in international operations, namely MTC in Namibia and Timor Telecom.

Table 2 _ Consolidated income statement (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Operating revenues	1,731.0	949.7	82.3%	6,146.8	3,742.3	64.3%
Portugal (2)	718.4	769.8	(6.7)%	2,892.0	3,124.5	(7.4)%
Residential	171.8	165.4	3.9%	682.3	647.0	5.4%
Personal	193.6	216.9	(10.7)%	768.4	865.0	(11.2)%
Enterprise	245.2	262.4	(6.6)%	982.1	1,079.6	(9.0)%
Wholesale, other and eliminations	107.8	125.1	(13.8)%	459.2	532.8	(13.8)%
Brazil • Oi	778.4	n.a.	n.m.	2,412.1	n.a.	n.m.
Other and eliminations	234.2	179.9	30.2%	842.7	617.8	36.4%
Operating costs (3)	1,197.1	587.2	103.9%	3,958.9	2,250.6	75.9%
Wages and salaries	277.2	166.5	66.4%	1,020.5	637.1	60.2%
Direct costs	296.1	134.8	119.7%	1,012.3	547.6	84.9%
Commercial costs	166.3	120.8	37.7%	517.7	392.9	31.7%
Other operating costs	457.5	165.2	177.0%	1,408.4	672.9	109.3%
EBITDA (4)	534.0	362.5	47.3%	2,188.0	1,491.7	46.7%
Post retirement benefits	17.9	(15.3)	n.m.	58.5	38.2	53.2%
Depreciation and amortisation	381.5	209.3	82.3%	1,325.6	758.6	74.7%
Income from operations (5)	134.5	168.4	(20.1)%	803.9	694.9	15.7%
Other expenses (income)	35.6	160.1	(77.8)%	59.9	281.2	(78.7)%
Curtailment costs, net	30.1	134.7	(77.7)%	36.4	145.5	(75.0)%
Net losses (gains) on disposal of fixed assets	(9.1)	(4.6)	100.5%	(9.2)	(5.5)	65.8%
Net other costs (gains)	14.6	30.0	(51.2)%	32.6	141.2	(76.9)%
Income before financ. & inc. taxes	99.0	8.4	n.m.	744.0	413.8	79.8%
Financial expenses (income)	96.0	(64.1)	n.m.	212.9	81.6	160.9%
Net interest expenses (income)	97.7	9.5	n.m.	297.1	185.0	60.6%
Equity in earnings of affiliates, net	(40.1)	(76.3)	(47.5)%	(209.2)	(141.7)	47.6%
Net other financial losses (gains)	38.4	2.8	n.m.	125.0	38.3	226.7%
Income before income taxes	3.0	72.4	(95.9)%	531.1	332.2	59.9%
Provision for income taxes	35.7	(13.4)	n.m.	(108.2)	(77.5)	39.6%
Income from continued operations	38.6	59.0	(34.6)%	422.9	254.6	66.1%
Income from discontinued operations	0.0	14.0	n.m.	0.0	5,565.4	n.m.
Income before non-controlling interests	38.6	73.0	(47.1)%	422.9	5,820.1	(92.7)%
Losses (income) attributable to non-controlling interests	(1.0)	(18.5)	(94.7)%	(83.8)	(147.9)	(43.3)%
Consolidated net income	37.6	54.5	(30.9)%	339.1	5,672.2	(94.0)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 2011, revenues from Portuguese telecommunication businesses decreased by 7.4% y.o.y (Euro 232 million), due to: (1) revenue decline in the Personal customer segment (Euro 97 million), as a result of lower equipment sales (Euro 12 million), lower interconnection revenues (Euro 29 million) and lower customer revenues (Euro 55 million) reflecting challenging economic conditions, the impact of a VAT increase (+3pp y.o.y in 1H11 and 2pp y.o.y in 2H11) and increased popularity of tribal plans; (2) the decline in the Enterprise segment (Euro 97 million), as a result of public administration freeze of relevant projects and also lower interconnections revenues, and (3) lower revenues associated with the wholesale and other businesses (Euro 74 million), including a negative impact from the directories business (Euro 20 million), in which PT has a financial investment of 25% and the company is managed by Truvo. The total direct impact of regulation in revenues amounted to Euro 38 million in 2011, including declining MTRs, roaming prices and other. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 6.2% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment (+5.4% y.o.y), namely Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple-play offers. In 2011, non-voice revenues in Portugal represented 46.5% of service revenues, having grown 3.6pp y.o.y. The transformation of PT’s services portfolio and changes in the revenue mix is making its performance more resilient and predictable.

In the Residential customer segment, operating revenues increased by 5.4% y.o.y in 2011, from Euro 647 million to Euro 682 million, on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV). Residential retail accesses or retail revenue generating units (RGUs) increased by 9.2% y.o.y, reaching 3,557 thousand, with pay-TV and broadband accesses already accounting for 53% of total residential retail accesses in 2011. Unique customers stood at 1,881 thousand, up by 1.0% y.o.y and RGU per unique customer reached 1.9 at the end of 2011. Pay-TV customers increased by 198 thousand, reaching 972 thousand, up by 25.5% y.o.y, while broadband customers increased by 102 thousand to 911 thousand, up by 12.6% y.o.y. Retail RGU per access increased by 9.1% y.o.y in 2011 to 2.12. This solid performance was underpinned by the investment in the coverage of 1.6 million households with FTTH, available and under construction, which continues to show steady commercial traction as more households become available for commercial sales.

In 2011, Personal operating revenues decreased by Euro 97 million (-11.2% y.o.y) to Euro 768 million, mainly due to lower customer revenues (Euro 55 million), interconnection revenues (Euro 29 million) and equipment sales (Euro 12 million). The 8.2% y.o.y decline in customer revenues reflected the effects of challenging economic conditions, which has made customers even more price sensitive, more competitive pressures and increased popularity of tribal plans. Customer revenues also reflected lower revenues from mobile broadband, which due to increased prices sensitivity and take up of double and triple-play offers is leading customers to move to lower value plans. Lower interconnection revenues reflected primarily the glide path of MTRs. In 2011, data revenues from Personal operating segment accounted for 30.9% of service revenues (+1.7pp y.o.y), as a result of the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of “e nunca mais acaba” and increased penetration of smartphones, which is partially offsetting the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer segment decreased by 9.0% y.o.y in 2011 (Euro 97 million), from Euro 1,080 million to Euro 982 million, penalised by the economic environment and consequent cost cutting efforts from companies and the one-off projects with the public administration that took place in 2010. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

Wholesale and other operating revenues, including intra-portuguese businesses eliminations, decreased by Euro 74 million (-13.8% y.o.y) to Euro 459 million, impacted by: (1) lower revenues from directories (Euro 20 million); (2) lower wholesale revenues (Euro 25 million), mainly due to lower ULL revenues and lower capacity sales, and (3) lower revenues from public phones (Euro 4 million). The impact of regulation in wholesale revenues was Euro 3 million in 2011.

In 2011, Oi’s revenues stood at Euro 2,412 million, equivalent to R$ 5,612 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 36.4% y.o.y in 2011 to Euro 843 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 359 million), including Dedic/GPTI as from 1 July 2011, and (2) an increase of 10.6% and 7.0% y.o.y at Timor Telecom and MTC, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI, that was fully consolidated until 30 June 2011 and then integrated in Contax.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 57.7% in 4Q11, while Brazil accounted for 52.6% of consolidated operating revenues.

EBITDA increased by 46.7% y.o.y to Euro 2,188 million in 2011, as compared to Euro 1,492 million in 2010, primarily due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 782 million), including Dedic/GPTI in Contax as from 1 July 2011. Excluding this effect, EBITDA would have decreased by 5.8% y.o.y to Euro 1,406 million in 2011, equivalent to a margin of 41.6% (+1.8pp y.o.y). EBITDA performance in the period, excluding the proportional consolidation of Oi and Contax, was impacted by the revenue decline and notwithstanding a 12.3% y.o.y reduction in operating costs. This effect was partially offset by the improvement in gross margin from the residential segment in 2011, as a result of achieving critical mass in the pay-TV business, higher penetration of FTTH customers and continued focus on cost cutting.

Table 3 _ EBITDA by business segment (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Portugal	312.6	332.9	(6.1)%	1,305.5	1,377.6	(5.2)%
Brazil • Oi	185.4	0.0	n.m.	747.6	0.0	n.m.
Other	36.0	29.6	21.6%	134.9	114.1	18.2%
EBITDA	534.0	362.5	47.3%	2,188.0	1,491.7	46.7%
EBITDA margin (%)	30.8	38.2	(7.3pp )	35.6	39.9	(4.3pp )

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 1,306 million in 2011 (-5.2% y.o.y), equivalent to a 45.1% margin, a 1.1pp annual improvement. In 4Q11, EBITDA margin increased by 0.3pp y.o.y, reaching 43.5%, a resilient performance (+1.3pp in 3Q11, +1.2pp in 2Q11, +1.5pp in 1Q11) that underlines the sustainability of PT’s cost cutting initiatives. Operating costs decreased by 9.2% y.o.y, on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration; (4) simplification of commercial offers and business processes, namely for the Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid performance was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 20 million and Euro 6 million, respectively.

In 2011, Oi’s EBITDA reached Euro 748 million, equivalent to R$ 1,739 million, corresponding to its proportional consolidation as from 1 April 2011. EBITDA margin in the period stood at 31.0%.

Other EBITDA increased by 18.2% y.o.y to Euro 135 million in 2011 mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 37 million), and (2) the 9.1% and 2.3% y.o.y growth in Timor Telecom and CVT, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI business, that was fully consolidated until 30 June 2011 and then integrated in Contax.

Fully and proportionally consolidated international assets represented 45.2% of PT’s EBITDA in 4Q11. Brazilian businesses accounted for 37.7% of EBITDA in the period and fully consolidated African businesses accounted for 5.8% of EBITDA.

Post retirement benefits costs increased to Euro 59 million in 2011 from Euro 38 million in 2010, reflecting primarily a prior year service gain booked in 2010, amounting to Euro 31 million, related to regulatory changes introduced in the pension formula. Adjusting for this effect, post retirement benefits costs would have decreased by Euro 11 million, reflecting primarily the positive impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (Euro 16 million), which was completed in December 2010, and was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 5 million).

Depreciation and amortisation costs increased by 74.7% y.o.y to Euro 1,326 million in 2011, reflecting primarily the proportional consolidation of Oi and Contax (Euro 545 million). In 2011, depreciation and amortisation costs included the amortisation of intangible assets recognised as a result of the purchase price allocation of PT’s investments in Oi and Contax, amounting to Euro 47 million in 2011. Adjusting for the proportional consolidation of Oi and Contax, depreciation and amortisation costs would have increased by 2.9% to Euro 781 million in 2011, due to higher contribution from the Portuguese telecommunication businesses (Euro 22 million), as a result of the FTTH rollout and pay-TV growth, partially offset by the impact of the swap of TMN’s 2G equipment to LTE (4G enabled equipment).

Curtailment costs decreased to Euro 36 million in 2011 compared to Euro 146 million in 2010, reflecting the reduction in employees undertaken by the end of 2010.

Net interest expenses increased to Euro 297 million in 2011 as compared to Euro 185 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 175 million). Adjusting for this effect, net interest expenses would have decreased by Euro 63 million to Euro 122 million in 2011, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) the reduction in the average cost of debt from Portuguese businesses, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.3% in 2011 compared to 4.4% in 2010. These effects more than offset the impact of the increase in the average net debt from Portuguese businesses, reflecting: (1) the investments in Oi and Contax concluded on 28 March 2011 (Euro 3,728 million); (2) the dividends paid in June 2011 (Euro 1,118 million), and (3) the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), which more than offset the impact of the first and second instalments received from Telefónica in 2010 (Euro 5,500 million) and the last instalment received in October 2011 (Euro 2,000 million) in relation to the Vivo transaction.

Equity in earnings of affiliates amounted to Euro 209 million in 2011, as compared to Euro 142 million in 2010. In 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million, while in 2010 includes non-recurring losses on investments in associate companies, totalling Euro 36 million, to adjust its carrying value to the corresponding estimated recoverable amounts. Adjusting for these effects and also for PT’s share in UOL’s earnings in 2010 (Euro 14 million), equity accounting in earnings of affiliated companies would have amounted to Euro 172 million in 2011 and Euro 164 million in 2010 reflecting primarily the improvement in earnings of Unitel and CTM.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, increased from Euro 38 million in 2010 to Euro 125 million in 2011, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 68 million), and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 108 million in 2011, from Euro 78 million in 2010, corresponding to an effective tax rate of 20.4% and 23.3%, respectively. This increase is primarily explained by: (1) a tax gain recorded in 2010, amounting to Euro 59 million, in relation to a corporate restructuring of Africatel businesses, and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 7 million). Adjusting for the above mentioned one-off tax effects, income taxes would have decreased mainly due to the impact of lower non-deductible interest expenses, while the effective tax rate, adjusted for the effects mentioned above and the impacts of non recurrent losses recorded in 2010 and adjustments to prior year income taxes, would have been 24.4% in 2011 and 25.6% in 2010.

Income from discontinued operations amounted to Euro 5,565 million in 2010, including primarily: (1) the capital gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010; (2) Vivo’s earnings before non-controlling interests up to the disposal date, and (3) the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

Income attributable to non-controlling interests amounted to Euro 84 million in 2011, including the impact of the proportional consolidation of income attributable to non-controlling interests of Oi and Contax as from 1 April 2011 (Euro 10 million), as compared to Euro 148 million in 2010, includig the income attributable to non-controlling interests of Vivo (Euro 61 million). Adjusting for the above mentioned effects, income attributable to non-controlling interests would have decreased from Euro 87 million in 2010 to Euro 74 million in 2011, primarly explained by the reduction in non-controlling interests from African businesses (Euro 11 million).

Net income amounted to Euro 339 million in 2011. In 2010, net income amounted to Euro 5,672 million, primarily affected by the net income from discontinued operations and the corresponding non-controlling interests related to the Vivo transaction.

Capex

Capex increased by 53.3% y.o.y to Euro 1,224 million in 2011, as compared to Euro 798 million in 2010, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 474 million). Excluding this effect, capex would have decreased by 6.1% y.o.y in 2011 to Euro 750 million, equivalent to 22.2% of revenues.

Table 4 _ Capex by business segment (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Portugal	246.5	254.1	(3.0)%	647.0	657.2	(1.6)%
Brazil • Oi	221.1	0.0	n.m.	444.3	0.0	n.m.
Other	52.4	50.8	3.3%	132.5	141.2	(6.1)%
Total capex	520.1	304.9	70.6%	1,223.8	798.4	53.3%
Capex as % of revenues (%)	30.0	32.1	(2.1pp )	19.9	21.3	(1.4pp )

(1) Capex does not include Euro 142 million in 2011 and Euro 139 million in 4Q11, primarily related to the recognition of the LTE and DTT licenses at the Portuguese telecommunication businesses and 3G license at CVT, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million).

Capex from Portuguese telecommunication businesses decreased by 1.6% y.o.y to Euro 647 million in 2011 and was directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. As a result of its investments in technology, PT has strengthened further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to approximately 1,600 thousand households (available and under construction). Capex performance reflected a decline in capex from residential segment due to a decrease in customer-related capex as a result of: (1) a lower number of set-top-boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top-boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top-boxes. This decrease in customer-related capex was offset by the investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment, increased investments in capacity of existing 3G and 3.5G networks, namely in urban areas, and initial deployment of the 4G network. Additionally, PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. PT is also investing in the construction of a state of the art 75.5 thousand sqm data centre, which will enable PT to enhance its value proposition to all customer segments whilst providing increased flexibility and maximising efficiency.

In 2011, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 444 million, equivalent to R$1,034 million. The investments in the wireline network were aimed at: (1) improving network quality and expanding coverage; (2) increasing speed of broadband services, and (3) providing data packages to corporate customers. In the wireless network, focus was placed on coverage expansion, encompassing all regions, and capacity of data traffic (3G) in strategic locations.

In 2011, other capex decreased to Euro 133 million, compared to Euro 141 million in 2010. This performance is primarily explained by lower capex at Dedic/GPTI, MTC in Namibia, and CVT in Cape Verde. These effects more than offset the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 30 million), including Dedic/GPTI as from 1 July 2011, and higher capex at Timor Telecom.

Cash Flow

Operating cash flow increased to Euro 1,185 million in 2011, compared to Euro 406 million in 2010, including the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 386 million). Adjusting for this effect, operating cash flow would have increased by Euro 393 million to Euro 799 million in 2011, mainly due to a significant improvement in working capital management (Euro 458 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 2011, and (2) a lower investment related to trade receivables in Portuguese businesses.

Table 5 _ Free cash flow (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
EBITDA minus Capex	13.9	57.6	(75.9)%	964.2	693.3	39.1%
Non-cash items (2)	48.0	3.8	n.m.	141.6	35.0	n.m.
Change in working capital	229.3	(66.2)	n.m.	79.2	(322.6)	n.m.
Operating cash flow	291.2	(4.8)	n.m.	1,185.0	405.6	192.1%
Interests	(100.3)	(46.6)	115.3%	(260.6)	(227.7)	14.4%
Net reimbursements (contributions) to pension funds (3)	(2.7)	(5.5)	(51.8)%	(23.1)	25.9	n.m.
Paym. to pre-retired, suspended employees and other	(46.9)	(44.9)	4.4%	(175.2)	(161.1)	8.7%
Income taxes	(44.0)	(24.9)	76.8%	(163.5)	(62.5)	161.8%
Dividends received	(0.1)	0.4	n.m.	146.9	10.0	n.m.
Net disposal (acquisition) of financial investments	(0.2)	1.0	n.m.	123.4	2.4	n.m.
Share capital reductions at Brasilcel	0.0	0.0	n.m.	0.0	89.9	n.m.
Other cash movements (4)	(61.9)	(41.0)	50.8%	(300.2)	(97.1)	209.1%
Free cash flow	35.2	(166.3)	n.m.	532.8	(14.5)	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 2011) and the cash in-flows related to the Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010). (2) The increase in this caption is primarly explained by the impact of the proportional consolidation of Oi. (3) In 2010, this caption includes a reimbursement amounting to Euro 75 million related to excess financing of healthcare obligations. (4) In 2011, this caption includes payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax in 1Q11 (Euro 3,728 million) and the instalments received from Telefónica related to the Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010), free cash flow amounted to Euro 533 million in 2011, compared to negative Euro 14 million in 2010. This performance is primarily explained by: (1) a higher operating cash flow (Euro 779 million) as referred to above; (2) the proceeds received from the disposal of the investment in UOL amounting to Euro 156 million, and (3) dividends received from Unitel (Euro 126 million) in 1H11 relating to 2009 earnings, as the 2008 dividends had been fully received in 4Q09. These effects were partially offset by: (1) an increase in payments regarding legal actions (Euro 188 million), as a result of the proportional consolidation of Oi; (2) higher payments of income taxes (Euro 101 million), mainly related to the impact of the proportional consolidation of Oi and Contax (Euro 62 million) and withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo; (3) an amount of Euro 90 million received from Brasilcel in 2010 in relation to share capital reductions; (4) an increase in net payments related to post retirement benefits (Euro 63 million), due to the Euro 75 million reimbursement in 1Q10; (5) an amount paid by Contax in 2Q11 for the acquisition of the investment in Allus (Euro 44 million), and (6) an increase of Euro 33 million in interest paid, as the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011 (Euro 181 million) more than offset the interest received on the cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax. For comparative purposes, PT’s free cash flow adjusted for the investments in Oi and Contax, and the proportional consolidation of its free cash flow would have amounted to Euro 720 million in 2011, including a favourable change in working capital and the proceeds from the sale of UOL, as compared to negative Euro 14 million in 2010.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax, and its controlling shareholders, and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,068 million as at 31 December 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 6,613 million as at 31 December 2011, an increase of Euro 4,513 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 94 million), and (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million).  These effects were partially offset by: (1) the last instalment received from Telefónica regarding the Vivo transaction (Euro 2,000 million); (2) the free cash flow generated in the period, adjusted for the acquisition of the investments in Oi and Contax and the proceeds from the disposal of Vivo, amounting to Euro 533 million, and (3) the impact of the depreciation of the Brazilian Real against the Euro, leading to a reduction in net debt of Euro 43 million.

Table 6_Change in net debt	Euro million

	4Q11	4Q10	2011	2010
Net debt (initial balance as reported)	8,540.6	781.6	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	0.0	0.0	699.0
Net debt (initial balance adjusted)	8,540.6	781.6	2,099.8	4,829.0
Less: free cash flow	35.2	(166.3)	532.8	(14.5)
Instalments received related to Vivo transaction	(2,000.0)	(1,000.0)	(2,000.0)	(5,500.0)
Acquisition of strategic investment in Oi and Contax	0.0	0.0	3,727.6	0.0
Translation effect on foreign currency debt	89.0	0.0	(43.4)	0.0
Dividends paid by PT	0.3	875.9	1,118.0	1,379.5
Acquisition of own shares	0.0	0.0	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	2,052.5	0.0
Recognition of the liabilities related to the transfer of the pension plans	0.0	1,021.7	0.0	1,021.7
Other (1)	18.1	254.3	104.4	355.2
Net debt (final balance)	6,612.8	2,099.8	6,612.8	2,099.8
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1	226.1	226.1
Adjusted net debt (final balance)	6,386.7	1,873.7	6,386.7	1,873.7
Less: Net debt from Oi and Contax, inc. holding companies	2,318.9	0.0	2,318.9	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,067.9	1,873.7	4,067.9	1,873.7
Change in net debt	(1,927.8)	1,318.2	4,513.0	(2,729.2)
Change in net debt (%)	(22.6)%	168.7%	214.9%	(49.4)%

(1) This caption includes mainly dividends paid by fully and proportionally consolidated companies to non controlling shareholders, amounting to Euro 94 million in 2011 and Euro 80 million in 2010, and Euro 236 million in 2010 related to the acquisition of real estate assets in connection to the transfer of unfunded pension obligations to the Portuguese State. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 5,095 million at the end of December 2011, of which Euro 1,040 million was undrawn committed commercial paper lines and facilities. After the Euro 600 million 5-year Eurobond issued in January 2011 and the Euro 1,200 million 3-year credit facility signed in March and April 2011, with eight leading international banks, PT has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to honour its commitments. Additionally, in 4Q11, PT has extended the maturity of a Euro 100 million standby facility maturing in October 2011 for additional 3.25 years and has signed 2 new loan agreements with the European Investment Bank for a total amount of Euro 240 million. As at 31 December 2011, an amount of Euro 140 million has been drawn down under these two loan agreements. In 2011 PT bought back Euro 62 million of its bonds, with a notional amount of Euro 64 million, generating a financial gain of Euro 2 million. These acquisitions were carried out during 4Q11.

In 2011, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of net debt stood at 3.3%, down from 4.4% in 2010, and cost of gross debt stood at 4.3% in 2011, broadly stable when compared to 2010 (4.2%). As at 31 December 2011, PT’s consolidated net debt had a maturity of 5.9 years. As at 31 December 2011, excluding the proportional consolidation of Oi and Contax, the maturity of PT’s net debt was also 5.9 years and the net debt to EBITDA ratio was 2.9x.

Post Retirement Benefits Obligations

As at 31 December 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions supplements and healthcare amounted to Euro 474 million and market value of assets under management amounted to Euro 345 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 782 million as at 31 December 2011, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 912 million and after-tax unfunded obligations amounted to Euro 684 million. PT’s post retirement benefits plans for pensions supplements and healthcare are closed to new participants.

Table 7_Post retirement benefits obligations	Euro million

	31 December 2011	31 December 2010
Pensions obligations	121.6	129.9
Healthcare obligations	352.6	342.5
PBO of pension and healthcare obligations	474.1	472.4
Market value of funds (1)	(344.7)	(448.1)
Unfunded pensions and healthcare obligations	129.4	24.2
Salaries to suspended and pre-retired employees	782.5	924.3
Gross unfunded obligations from Portuguese businesses	911.9	948.6
After-tax unfunded obligations from Portuguese businesses	683.9	711.4
Gross unfunded obligations at Oi	61.7	0.0
Unrecognised prior years service gains	16.8	18.3
Accrued post retirement benefits	990.4	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of supplements of Euro 9.7 million; (ii)  the negative performance of assets under management amounting to Euro 72.1 million (equivalent to negative 16.6% in 2011), and (iii) the refund of healthcare expenses paid on account by PT amounting to Euro 23.3 million.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 62 million as at 31 December 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position which is not recorded as an asset as it is not possible to obtain reimbursements.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 37 million to Euro 912 million as at 31 December 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period, amounting to Euro 175 million, which were partially offset by total post retirement benefits and curtailment costs (Euro 67 million) and net actuarial losses (Euro 72 million) recognised in the period. Unfunded obligations from Oi increased from Euro 52 million as at 31 March 2011 to Euro 62 million as at 31 December 2011, reflecting primarily post retirement benefits costs (Euro 5 million) and net actuarial losses (Euro 9 million) recognised in the period, partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 3 million).

Post retirement benefits costs increased to Euro 59 million in 2011 from Euro 38 million in 2010, reflecting primarily a prior year service gain booked in 2010, amounting to Euro 31 million, related to regulatory changes introduced in 2010 in the pension formula. Adjusting for this effect, the reduction in post retirement benefits costs, amounting to Euro 11 million, is primarily explained by the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (Euro 16 million), which was completed in December 2010, partially offset by the proportional consolidation of Oi as from 1 April 2011 (Euro 5 million).

Table 8 _ Change in gross unfunded obligations	Euro million

	2011	2010
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB) (1)	34.9	38.7
Curtailment cost	36.4	148.6
Net reimbursements (contributions) to pension funds (2)	(1.3)	25.9
Salary payments to pre-retired, suspended employees and other	(175.2)	(161.1)
Net actuarial (gains) losses (3)	80.5	450.7
Foreign currency translation adjustments	(2.9)	0.0
Gross unfunded obligations (final balance)	973.7	948.6

(1) In 2011, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 25.1 million. (2) In 2011, this caption includes reimbursements net of healthcare expenses amounting to Euro 5.3 million, and termination payments amounting to Euro 3.8 million. In addition PT made contributions amounting to Euro 21.8 million related to the service cost of the employees transferred to the Portuguese State. (3) In 2011, net actuarial losses include primarly a loss of Euro 98 million related to the difference between actual (-16.6%) and expected return of assets (+6%) related to pension plans from Portuguese operatins, partially offset by a gain of Euro 19 million related to the change in the actuarial assumprion related to the salary growth rate for pension plans from Portuguese operations.

Equity

Table 9 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

2011
Equity before non-controlling interests (initial balance)	4,392.4
Net income	339.1
Net currency translation adjustments	(281.3)
Dividends	(1,118.0)
Interim dividends	(184.8)
Net actuarial gains (losses), net of taxes	(56.7)
PT’s shares acquired by Oi (1)	(148.3)
Other (2)	(114.4)
Equity before non-controlling interests (final balance)	2,828.1
Change in equity before non-controlling interests	(1,564.4)
Change in equity before non-controlling interests (%)	(35.6)%

(1) This caption includes Euro 61 million paid by Oi for the acquisition of PT’s shares before 31 March 2011 (initial consolidation of Oi). (2) This caption includes primarily the negative impact resulting from the reassessement of the fair value of certain tangible assets that are recognised in accordance with the revaluation mode.

As at 31 December 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 2,828 million, a decrease of Euro 1,564 million in 2011. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders in June 2011 (Euro 1,118 million) and the interim dividends attributed in December 2011 and paid in January 2012 (Euro 185 million); (2) negative currency translation adjustments amounting to Euro 281 million, mainly related to the depreciation of the Brazilian Real against the Euro; (3) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as treasury shares based on PT’s interest in Oi; (4) net actuarial losses recognised in the period (Euro 57 million, net of tax effect), and (5) a negative impact recorded directly in shareholders’ equity resulting from the reassessment of the fair value of certain tangible assets recognised in accordance with the revaluation model. These effects more than offset the net income generated in the period of Euro 339 million.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally conslidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the current corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom is integrated in Brasil Telecom, which is to be renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of this approval, PT will maintain the 25.6% direct and indirect stake in the controlling holding, Telemar Participações, while PT’s economic position in Oi, direct and indirect, will be between 21.5% and 25.1%. Therefore, PT will continue to proportionally consolidate its 25.6% stake in Telemar Participações, which fully consolidates Oi.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are mainly explained by the aquisition and proportional consolidation of the investments in Oi and Contax. This operation was completed as at 28 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as from 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.9 billion and Euro 19.2 billion as at 31 December 2011, respectively, reflecting primarily the impacts of the acquisition and proportional consolidation of Oi and Contax, amounting to Euro 8.0 billion and Euro 7.3 billion, respectively. Excluding these effects, total liabilities increased by Euro 1.4 billion, primarily due to the Euro 600 million Eurobond issued in January 2011 and the increase in the usage of certain credit facilities and short-term commercial paper programmes, partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and total assets decreased by Euro 0.2 billion, as the dividends paid by PT to its shareholders, amounting to Euro 1.1 billion, and the impact of the depreciation of the Brazilian Real against the Euro, were partially offset by the cash obtained from the financings mentioned above.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 7,094 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 767 million), deferred tax assets (Euro 658 million), gross debt (Euro 3,749 million), provisions (Euro 807 million) and related judicial deposits

(Euro 984 million), accounts payable and accrued expenses (Euro 976 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 873 million).

Table 10 _ Consolidated statement of financial position	Euro million

	31 December 2011	31 December 2010
Cash and equivalents	5,668.1	5,106.5
Accounts receivable, net	1,936.3	3,403.2
Inventories, net	133.5	101.5
Judicial Deposits	1,084.1	0.0
Financial investments	556.3	539.6
Intangible assets, net	5,424.1	1,111.7
Tangible assets, net	6,228.6	3,874.6
Accrued post retirement asset	13.6	1.9
Other assets	579.5	338.1
Deferred tax assets and prepaid expenses	1,319.6	692.7
Total assets	22,943.8	15,169.9
Accounts payable	1,446.2	722.6
Gross debt	12,281.0	7,206.3
Accrued post retirement liability	1,004.1	968.8
Other liabilities	3,104.7	1,063.0
Deferred tax liabilities and deferred income	1,365.1	600.1
Total liabilities	19,201.0	10,560.8
Equity before non-controlling interests	2,828.1	4,392.4
Non-controlling interests	914.7	216.7
Total shareholders’ equity	3,742.8	4,609.1
Total liabilities and shareholders’ equity	22,943.8	15,169.9

03

Operational Review

Portuguese Telecommunication Businesses

As from 3Q11, PT reports its Portuguese telecommunication businesses, which include the wireline and TMN, as a new operating segment. As part of this new operating report format, PT also reports revenues of its Portuguese telecommunication businesses on a per customer segment basis, which are as follows: (1) “Residential”, which comprises fixed telephony, broadband and pay-TV services, including double and triple-play services provided to homes, and was previously booked under the wireline segment; (2) “Personal”, which includes mainly mobile voice and broadband services provided to individuals and was previously included in TMN, and (3) “Enterprise”, which includes mobile and fixed voice, broadband and video services as well as customised and more sophisticated applications and ICT services marketed to large corporations and small and medium businesses and that was previously registered both in wireline and in TMN. Other services, including wholesale services and directories, are registered under a different revenue caption, “Wholesale, other and eliminations”.

In 4Q11, the Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing 5.9% y.o.y to 4,795 thousand (net additions reached 86 thousand and 268 thousand in 4Q11 and 2011, respectively) and mobile customers up by 0.3% y.o.y to 7, 444 thousand (89 thousand net additions in 4Q11).

Table 11 _ Portuguese operating data

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Fixed retail accesses (‘000)	4,795	4,527	5.9%	4,795	4,527	5.9%
PSTN/ISDN	2,648	2,695	(1.8)%	2,648	2,695	(1.8)%
Broadband customers	1,105	1,001	10.4%	1,105	1,001	10.4%
Pay-TV customers	1,042	830	25.6%	1,042	830	25.6%
Mobile Customers (‘000)	7,444	7,419	0.3%	7,444	7,419	0.3%
Postpaid	2,378	2,291	3.8%	2,378	2,291	3.8%
Prepaid	5,066	5,129	(1.2)%	5,066	5,129	(1.2)%
Net additions (‘000)
Fixed retail accesses	86	98	(12.4)%	268	337	(20.3)%
PSTN/ISDN	(15)	1	n.m.	(48)	(51)	6.4%
Broadband customers	33	37	(10.8)%	104	139	(25.2)%
Pay-TV customers	68	61	11.7%	212	249	(14.8)%
Mobile Customers	89	105	(14.8)%	24	167	(85.4)%
Postpaid	36	23	56.9%	87	56	55.8%
Prepaid	53	82	(35.1)%	(63)	111	(156.6)%
Data as % of mobile service revenues (%)	27.2	24.7	2.4pp	27.7	24.6	3.1pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, with an accelerated growth of pay-TV customers, which were up by 25.6% y.o.y to 1,042 thousand (net additions of 68 thousand in 4Q11 and 212 thousand in 2011), and with broadband customers increasing by 10.4% y.o.y to 1,105 thousand (net additions of 33 thousand in 4Q11 and 104 thousand in 2011). The success of Meo is achieved on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices. With 1,042 thousand customers, Meo surpassed the one million customers threshold in November 2011, in just three and half years after it was launched on a nation wide basis in April 2008, and already commands a 35.5% market share.

Mobile customers benefited from a solid performance of postpaid customers, which grew by 3.8% y.o.y (36 thousand net adds in 4Q11). The “e nunca mais acaba” tariff plan, which reached 755 thousand customers in 4Q11 as well as the wireless broadband customers also continued to show solid growth trends.

Residential

In 4Q11, retail net additions reached 97 thousand, as a result of the growth of the pay-TV service, which accounted for 63 thousand net additions, clearly above the run-rate of 2011, and bringing the total pay-TV residential customers to 972 thousand (up by 25.5% y.o.y). Fixed broadband net additions in the quarter stood at 31 thousand, with the residential broadband customer base growing by 12.6% y.o.y to 911 thousand. Residential PSTN/ISDN lines stood at 1,674 lines, with net additions of 3 thousand in 4Q11, also reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. Residential revenue generating units per unique customers stood at 1.9, up 8.1% y.o.y reflecting the continued success of Meo. As a result of this success, residential ARPU was up by 3.0% y.o.y to Euro 30.9. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors that offer unlimited international voice traffic in the monthly fee, with a direct negative impact on traffic revenues.

Table 12 _ Residential operating data

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Fixed retail accesses (‘000)	3,557	3,257	9.2%	3,557	3,257	9.2%
PSTN/ISDN	1,674	1,673	0.1%	1,674	1,673	0.1%
Broadband customers	911	809	12.6%	911	809	12.6%
Pay-TV customers	972	775	25.5%	972	775	25.5%
Unique customers	1,881	1,862	1.0%	1,881	1,862	1.0%
Net additions (‘000)
Fixed retail accesses	97	102	(4.5)%	300	376	(20.2)%
PSTN/ISDN	3	10	(68.2)%	1	11	(89.3)%
Broadband customers	31	35	(10.9)%	102	130	(22.1)%
Pay-TV customers	63	57	10.5%	198	235	(15.9)%
ARPU (Euro)	30.9	29.9	3.0%	30.8	29.2	5.4%
Non-voice revenues as % of revenues (%)	60.4	54.5	5.9pp	58.5	51.3	7.2pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Loser). Meo also offers advanced and customised interactive applications across multiple widgets available through the “blue button” on the Meo remote control and covering areas such as: (1) News, including a personalised newscast app, developed in partnership with RTP, and the application Sapo Kiosk; (2) Sports, including a football app, a surf app, and specific sports channel apps such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service, a radio streaming app and a karaoke app; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

During 2H11, PT continued to surprise the pay-TV market with new content experiences. Leveraging on the second edition of Secret Story, the notorious reality show on TVI (a local FTA channel), Meo launched an exclusive Secret Story channel in late September 2011, airing live 24h of the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive “best of” videos. This channel was a clear commercial success, reaching over 10% audience share and out-performing all other pay-TV channels on most days of the week since it was launched. In 4Q11, Meo launched Meo Go, an OTT service that fully addresses in home multiscreen and out of home content mobility on multiple devices. With Meo Go PT made 60 live TV channels and its VoD service available on smartphones, tablets and PCs from all major operating systems (iOS, Android and Windows Phone7), through any connectivity.

In February 2012, Meo took another significant step in terms of innovation and launched “Meo Kanal”, the first true network effect on a pay-TV service. Meo Kanal is a service that allows customers to produce, edit and share multimedia content on television, on their own TV channel. Channels can be accessed through the “green button” on the Meo Remote control. Meo Kanal allows customers to create free private channels, requiring and access PIN that is shared only among family members, friends or any other desired group, or public channels, accessible to the whole Meo community. Meo Kanal finally brings the social network experience to the TV. This innovative application has already surpassed the 8,000 channel mark.

In 4Q11, Meo continued its line of innovative communication and the advertising show “Fora da Box” debuted its 4th episode in December 2011. This Christmas episode was played out as a musical and conveyed the story of the four “Meo majors” outside the home and featured a special guest as well as the usual celebrities Rui Unas and Paulo Futre. The market continues to perceive the Meo brand as young, innovative and fun. The Meo brand reached leadership in terms of notoriety and currently has the highest spontaneous recall in telecommunications. In 2011, Meo reached 51% spontaneous recall when compared to other triple-play operators, having reached 62% in September, increasing its distance to the second operator to more than 40pp.

Operating revenues in the Residential customer segment reached Euro 172 million, up by 3.9% y.o.y (+5.4% y.o.y in 2011, to Euro 682 million), a noteworthy performance that is clearly leveraged on Meo’s commercial success, which is underpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 60.4% in 4Q11, up by 5.9pp y.o.y (58.5% in 2011, +7.2pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, were broadly stable in 2011 (31 thousand net disconnections in the period) with the increase in postpaid customers (+4.1% y.o.y, 42 thousand net additions) almost compensating the decline in prepaid customers (-1.5% y.o.y, 73 thousand net disconnections). In 4Q11, customer net additions reached 60 thousand, with TMN showing an improved performance both in: (1) postpaid customers (10 thousand net additions), leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers, and (2) prepaid customers, underpinned by the solid performance of the “e nunca mais acaba” tariff plans.

Table 13 _ Personal operating data

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Mobile Customers (‘000)	5,932	5,963	(0.5)%	5,932	5,963	(0.5)%
Postpaid	1,064	1,021	4.1%	1,064	1,021	4.1%
Prepaid	4,868	4,942	(1.5)%	4,868	4,942	(1.5)%
Net additions (‘000)	60	89	(33.1)%	(31)	157	(119.6)%
Postpaid	10	16	(37.7)%	42	62	(31.7)%
Prepaid	50	73	(32.0)%	(73)	96	(176.6)%
MOU (minutes)	92	88	3.7%	89	84	5.3%
ARPU (Euro)	9.5	10.5	(9.9)%	9.7	11.0	(11.6)%
Customer	8.6	9.2	(6.9)%	8.7	9.6	(8.9)%
Interconnection	0.9	1.3	(31.0)%	1.0	1.4	(30.4)%
SARC (Euro)	29.6	33.8	(12.3)%	27.8	29.0	(3.9)%
Data as % of service revenues (%)	30.6	30.5	0.1pp	30.9	29.1	1.7pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator, etc), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national WiFi nework.

In 2011, TMN accomplished significant progress in its new commercial offer. These include the launch of the “e nunca mais acaba” and of the “unlimited” tariff plans, which are targeted at upselling mobile Internet, leveraging on an increased popularity of smartphones, and promoting usage of voice and value added services. In particular, the “e nunca mais acaba” tariff plan continued to show solid growth having reached 755 thousand customers by the end of 4Q11, including all segments. This reflects a clear success only 11 months after the commercial launch. TMN also introduced changes in the roaming tariff structures. In August, TMN launched two new daily tariff plans for “internetnotelemóvel”, TMN’s internet offering for smartphones, aimed at increasing the number of customers that use mobile internet while in roaming. Additionally, TMN launched convergent offers aimed at reducing churn. These offers include “Pontos TMN a dobrar”, which doubles the benefits (air miles) attributed to those customers who are simultaneously customers of TMN and Meo. Finally, TMN launched a new offering in March targeted at the kids segment, which is positioned upon the concept of security and cost control thus addressing the main concerns of parents in choosing the first mobile phone for their children. This offer became available with the launch of a new tariff plan with free calls and sms to parents and with an authorised contact list for a monthly fee of Euro 5. As a result TMN is clearly improving its market share in this segment.

On March 2012 PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Mobile, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As from launch, PT’s 4G service is available to 20% of the Portuguese population. This coverage will be enlarged to 80% of the population by April, when the 800MHz spectrum will be made available, and will be increased further to 90% by the end of 2012. PT will market its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers will have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99 and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers will have free access to 50 live TV channels through the Meo Go service for free. Otherwise the Meo Go service will have a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following means: (1) SMS; (2) USSD; (3) NFC — Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

Following improvements throughout the year until September 2011, Personal revenue trends stabilised in 4Q11 impacted by economic conditions, including lower available income against a backdrop of reductions in the wages and salaries of the civil servants and pensioners, which also is being translated to lower consumer confidence. Customer revenues declined by 7.7% y.o.y to Euro 150 million in 4Q11 (-6.8% y.o.y in 3Q11, -8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11) penalised by revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband. It is worth highlighting the growth of “internetnotelemóvel” revenues, particularly in prepaid services, and the sequential improvements in voice revenues. Service revenues in the Personal customer segment declined by 10.6% in 4Q11, as a result of the decline in interconnection revenues (-31.6% y.o.y to Euro 16 million in 4Q11), which reflect the regulated declines in MTRs. ARPU of the personal segment stood at Euro 9.5 (-9.9% y.o.y). The weight of non-voice revenues in service revenues stood at 30.6% in 4Q11.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by upselling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. As a result of this focus, the weight of non-connectivity services, including IT/IS and outsourcing, increased by 5.8pp over the triennium already representing 19.6% in 2011, and the weight of non-voice services increased by 12.8pp to 67.9% over the same period.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products. As a result, average weekly commercial activity, including proactive contacts and effective proposals, were up by 82% between 1Q11 and 4Q11. In addition, PT also continued to pay significant attention to quality of service. Within this context, it should be underlined that the general customer satisfaction index reflected important improvements in 2011, having increased by 13% between 3Q10 and 3Q11 to a rating of 78%.

During 2011, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Table 14 _ Enterprise operating data

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Fixed retail accesses (‘000)	1,087	1,117	(2.6)%	1,087	1,117	(2.6)%
PSTN/ISDN	826	873	(5.3)%	826	873	(5.3)%
Broadband customers	193	190	1.2%	193	190	1.2%
Pay-TV customers	68	54	26.7%	68	54	26.7%
Retail RGU per access (2)	1.32	1.28	2.8%	1.32	1.28	2.8%
Mobile Customers (‘000)	1,445	1,390	4.0%	1,445	1,390	4.0%
Net additions (‘000)
Fixed retail accesses	(9)	2	n.m.	(30)	(23)	(28.3)%
PSTN/ISDN	(15)	(3)	n.m.	(46)	(45)	(2.9)%
Broadband customers	2	2	1.6%	2	8	(71.2)%
Pay-TV customers	4	3	31.8%	14	14	4.5%
Mobile Customers	30	16	82.5%	56	16	250.1%
ARPU (Euro)	24.5	28.0	(12.8)%	25.8	28.7	(10.0)%
Non-voice revenues as % of revenues (%)	47.3	44.4	2.9pp	46.4	43.5	3.0pp

Revenue performance of the Enterprise customer segment continued to improve in 4Q11, showing a marked sequential improvement. In effect, operating revenues declined by 6.6% y.o.y to Euro 245 million, which compares to -9.0% y.o.y in 3Q11, -10.4% y.o.y in 2Q11 and -10.1% y.o.y in 1Q11. In 4Q11, non-voice services weighted 47.3% in retail revenues, up by 2.9pp y.o.y.

Consolidated financial performance in Portugal

In 4Q11, revenues from Portuguese telecommunication businesses declined by 6.7% y.o.y to Euro 718 million. This performance reflected the revenue decline at the Personal and Enterprise customer segments (Euro 23 million and Euro 17 million, respectively), against challenging economic conditions, and lower revenues from the directories business (Euro 4 million), that more than compensated the 3.9% y.o.y increase in the Residential customer segment.

In 2011, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 34 million), roaming (Euro 2 million) and other (Euro 3 million). Excluding regulation effects, revenues would have decreased by 6.2% y.o.y in 2011 and by 5.6% y.o.y in 4Q11.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and stabilise margins.

Table 15 _ Portuguese telecommunication operations income statement (1)	Euro million

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Operating revenues	718.4	769.8	(6.7)%	2,892.0	3,124.5	(7.4)%
Residential	171.8	165.4	3.9%	682.3	647.0	5.4%
Service revenues	168.2	162.9	3.2%	670.2	635.9	5.4%
Sales and other revenues	3.6	2.4	47.6%	12.0	11.1	8.5%
Personal	193.6	216.9	(10.7)%	768.4	865.0	(11.2)%
Service revenues	165.4	185.0	(10.6)%	685.4	769.2	(10.9)%
Customer revenues	149.7	162.1	(7.7)%	617.7	672.6	(8.2)%
Interconnection revenues	15.6	22.9	(31.6)%	67.7	96.6	(29.9)%
Sales and other	28.3	31.9	(11.4)%	83.0	95.9	(13.4)%
Enterprise	245.2	262.4	(6.6)%	982.1	1,079.6	(9.0)%
Wholesale, other and eliminations	107.8	125.1	(13.8)%	459.2	532.8	(13.8)%
Operating costs	405.8	436.9	(7.1)%	1,586.5	1,746.9	(9.2)%
Wages and salaries	62.9	68.2	(7.7)%	252.5	275.0	(8.2)%
Direct costs	121.7	131.0	(7.0)%	480.3	535.1	(10.2)%
Commercial costs	94.2	109.7	(14.2)%	318.3	345.0	(7.7)%
Other operating costs	126.9	128.0	(0.8)%	535.4	591.8	(9.5)%
EBITDA (2)	312.6	332.9	(6.1)%	1,305.5	1,377.6	(5.2)%
Post retirement benefits	16.6	(15.3)	n.m.	53.9	38.1	41.3%
Depreciation and amortisation	183.5	186.8	(1.8)%	703.2	681.6	3.2%
Income from operations (3)	112.5	161.4	(30.3)%	548.4	657.8	(16.6)%
EBITDA margin	43.5%	43.2%	0.3pp	45.1%	44.1%	1.1pp
Capex (4)	246.5	254.1	(3.0)%	647.0	657.2	(1.6)%
Capex as % of revenues	34.3%	33.0%	1.3pp	22.4%	21.0%	1.3pp
EBITDA minus Capex	66.1	78.8	(16.1)%	658.5	720.4	(8.6)%

(1) Operations in Portugal include former wireline and TMN. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex does not include Euro 136 million in 2011 and Euro 133 million in 4Q11, respectively, related primarily to the recognition of the LTE and DTT licenses, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million).

In 4Q11, operating costs excluding D&A declined by 7.1% y.o.y (Euro 31 million) to Euro 406 million against a backdrop of intense commercial activity. Wages and salaries declined by 7.7% y.o.y (Euro 5 million ) to Euro 63 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q10. Direct costs were down 7.0% y.o.y in 4Q11 (Euro 9 million) to Euro 122 million, reflecting: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. In 4Q11, programming costs decreased by 1.3% y.o.y to Euro 31 million, notwithstanding the growth in customer base (+25.6% y.o.y, EoP). In 2011, programming costs increased by 3.7% y.o.y to Euro 120 million, while programming costs per customer declined by 21.0% y.o.y. Commercial costs were down by 14.2% y.o.y in 4Q11 (Euro 16 million) to Euro 94 milion, reflecting the racionalisation of TMN’s handset portfolio and lower equipment sales which are driving down cost of goods sold in mobile business, which more than compensated higher commissions on the back of higher commercial activity in the Christmas period. Other operating expenses decreased by 0.8% y.o.y in 4Q11 to Euro 127 milion, despite higher support services and provisions, that where compensated by lower maintenance and repairs, following the rollout of PT’s FTTH network. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure. Additionally, cost initiatives such as renegotiation of collection fees and car pooling for sales force and field force are already delivering visible results. In 4Q11 EBITDA in Portugal stood at Euro 313 million (-6.1% y.o.y) with a margin of 43.5% (+0.3pp y.o.y). EBITDA margin stood at 45.1% in 2011 (+1.1pp y.o.y), reflecting a very solid focus on cost cutting and profitability.

Capex in 4Q11 was down by 3.0% y.o.y to Euro 247 million, while in 2011 was down by 1.6% y.o.y to Euro 647 million. In 2011 customer related capex stood at Euro 185 million (-16.6% y.o.y), representing 29% of total capex in Portugal, as a result of lower unitary equipment costs and innovation, namely the roll out of the RF overlay that is bringing down the number of set-top-boxes per customer and a higher level of refurbished equipments that are reinstalled in new customers. Infrastructure capex was up by 9% y.o.y to Euro 359 million as a result of: (1) investment in new technologies, including the FTTH rollout related to the increase of fibre customers penetration; (2) increased coverage of TMN’s base stations with fibre, and (3) the swap of TMN’s 2G network to 4G enabled equipment. EBITDA minus capex in 2011 stood at Euro 659 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012.

International Businesses

Oi

In this section, Oi’s financial and operational information is presented for the 12 months and 3 months ended on 31 December 2011. PT acquired its 25.6% stake in Oi on 28 March 2011, therefore PT’s financial statements for the year 2011 only proportionally consolidate Oi’s results as from 1 April 2011. Following the conclusion of Oi’s capital restructuring on 27 February 2012 and for comparative purposes, Oi’s revenues are presented on a pro-forma basis, as prepared by Oi, as if the new Oi S.A. would had consolidated Telemar Norte Leste S.A. and Tele Norte Leste S.A. as from 1 January 2011.

In 4Q11, Oi’s revenue generating units (RGUs) stood at 69,680 thousand, up by 8.9% y.o.y, including: 17,796 thousand residential RGUs (-2.6% y.o.y), 43,264 thousand personal mobile customers, which grew by 14.6% y.o.y and 7,848 thousand enterprises RGUs, up by 10.6% y.o.y.

Table 16 _ Oi operating data

	4Q11	4Q10	y.o.y
Residential
RGU (‘000)	17,796	18,277	(2.6)%
ARPU (R$)	64.8	67.5	(4.0)%
Personal Mobility
RGUs (‘000)	43,264	37,757	14.6%
Postpaid customers	3,127	3,248	(3.7)%
Prepaid customers	37,978	32,605	16.5%
Oi controle	2,158	1,905	13.3%
Monthly churn (%)	3.0%	2.8%	0.2pp
ARPU (R$)	22.3	23.5	(5.1)%
Enterprises
RGUs (‘000)	7,848	7,094	10.6%
Other
TUP (‘000)	771	827	(6.8)%
RGUs (‘000)	69,680	63,956	8.9%

In the residential segment, in 4Q11, Oi presented a deceleration in the trend of line loss, the best performance since 2Q10. This performance was achieved on the back of the restructuring of fixed tariff plans. These plans stimulate the use of fixed line by expanding its benefits including: (1) free minutes for local fixed calls; (2) free minutes for national long distance fixed calls using Oi’s long distance codes; (3) free minutes for local calls to Oi Mobile, and (4) digital calling services. Oi continues to provide atractive commercial conditions for existing and new customers to subscribe to “Oi Velox” customers, aiming at strengthening customer loyalty and increasing penetration of its services in its customer base. During the quarter, Oi continued to invest in the quality of its fixed broadband service, which offers speeds of up to 20Mbps for prices starting at R$39.90 per month. Oi also increased the speeds it provides to customers in order to differentiate and strengthen its offering. As a result, the average fixed broadband speed stood at 2.5Mbps in 4Q11, which compares to 2.33Mbps at the end of 3Q11, 2.13Mbps in June 2011 and 1.91Mbps in March 2011. Additionally, by the end of the quarter, 24% of “Oi Velox” customer base had services with speeds of more than 5Mbps, of which 47% had speeds higher than 10Mbps. Moreover, Oi launched a new convergent offer “Oi Conta Total”, in the Christmas period, with competitive prices and including mobile broadband and “Velox 3G”, that contributed to a 14% increase in sales in December. In November 2011, Oi launched “Oi Internet Total”, a broadband service, which allows internet access with more mobility, at home with “Oi Velox” or outside with 3G or wi-fi networks. In September 2011, Oi initiated a partnership with the Government for the implementation of “Plano Nacional de Banda Larga”, aiming at increasing the penetration of broadband in Brazil. During the 4Q11, Oi expanded coverage to an additional 300 municipalities, reaching 450 cities covered by the end of the year. Oi intends to cover 4,800 cities until 2015. During 4Q11, Oi focused on strengthening Oi TV by launching new offers and implementing operational improvements. In October 2011, Oi launched 21 new offers aimed at increasing the penetration of TV plans with premium movies channels, namely Telecine and HBO. During the quarter, Oi launched its new service in Rio de Janeiro, including GloboSat and TV Globo channels. TV Globo channel was also included in 189 municipalities in 5 different states. In 4Q11, Oi TV expanded its offer to an additional 19 cities, covering 24 states by the end of 2011. In the residential segment, in 4Q11, unique residential customers stood at 13,064 thousand.

Oi’s mobile customers stood at 45,506 thousand (+15.8% y.o.y), with net additions of 2,635 thousand in 4Q11 and 6,204 thousand in 2011. Gross additions in 4Q11 stood at 6.5 million, a solid pace that represents the best performance since 2008. The increase in churn level in the period is primarily explained by the decision to adopt a more restrictive policy relative to inactive customers in the customer base, particularly in the prepaid segment, aiming at minimising regulatory fees and improving Oi’s profitability. In the Personal Mobility segment, Oi’s mobile customers stood at 43,264 (+14.6% y.o.y) with net additions of 2,466 thousand in 4Q11 and 5,506 thousand  in 2011. During 4Q11, in the postpaid segment, Oi has launched several initiatives aimed at increasing customer growth, such as: (1) offer simplification process; (2) distribution channels restructuring, and (3) price repositioning. As a result, 42% of net additions in 2011 were achieved in 4Q11. During the quarter, as a complement to the new offers launched during 3Q11, “Oi Dados” e “Oi Velox 3G”, Oi launched a new offer that allows free access to Oi’s wi-fi network and to Vex, the largest Brazilian wi-fi network acquired by Oi, and also 2 months of free trial of Oi Radio. During 4Q11, in the prepaid segment, Oi continued to market the new offers launched in the end of 2010, that allow daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi’s long distance codes to Oi fixed and mobile customers. In 4Q11, as a complement to these new offers, Oi launched SMS packages allowing customers to send on-net and off-net messages with up to 88% discount. To increase mobile internet access in the handset in the prepaid segment, Oi launched 3 new data packages: (1) a daily offer, with 5MB at R$0.50; (2) a weekly offer, with 20MB, at R$2.99, and (3) a montlhy offer, with 50MB at R$9.99.  During 2011, Oi has been increasing its minimum recharge in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. As a result of these initiatives and stronger commercial competitiveness, Oi’s personal mobile customer base grew 14.6% y.o.y. Prepaid customers stood at 37,978 thousand, representing 87.8% of Oi’s mobile customer base, while postpaid customers stood at 3,127 thousand in 4Q11 and “Oi Controle” customers grew by 13.3% to 2,158 thousand customers.

Anticipating the growth opportunity in the corporate segment, against a favourable economic backdrop, Oi established a new business area focused in this segment. In February 2012, Oi launched “Smart Cloud Oi”, becoming the first operator in Brazil to launch a cloud computing offer for the corporate segment. This new service offers customised infrastructure and storage capacity and access to state-of-the-art data centres. It also makes available end-to-end solutions, including data networks, ensuring high performance and data security. Oi’s enterprises customers stood at 7,848 thousand in 4Q11, increasing by 10.6% y.o.y.

During 2011, Oi launched several initiatives to improve operational performance and increase customer loyalty: (1) in December 2011, Oi opened 60 new own stores, aiming at strengthening its distribution channels; (2) Oi has also created new regional commercial structures to improve its commercial flexibility and effectiveness, and (3) has initiated smarphone subsidisation for postpaid mobile customers.

In 4Q11, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 4.7% y.o.y to R$ 6,958 million.

Table 17 _ Oi consolidated revenues	R$ million, 100%

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Residential	2,536	2,867	(11.5)%	10,501	11,949	(12.1)%
Personal Mobility	2,150	2,117	1.6%	8,190	8,021	2.1%
Services	2,136	2,090	2.2%	8,154	7,917	3.0%
Voice	1,299	1,311	(0.9)%	5,137	4,958	3.6%
Network Usage	628	615	2.1%	2,398	2,305	4.0%
Data / Value Added	209	164	27.3%	620	654	(5.3)%
Sales of handsets, sim cards and others	15	27	(44.8)%	36	104	(65.0)%
Enterprises	2,112	2,139	(1.3)%	8,470	8,620	(1.7)%
Other services	159	176	(9.3)%	746	890	(16.2)%
Pro-forma consolidated net revenues	6,958	7,298	(4.7)%	27,907	29,479	(5.3)%

In 4Q11, Oi’s residential revenues declined by 11.5% y.o.y to R$ 2,536 million. Residential revenue performance is mainly explained by lower fixed voice revenues, due to lower flat fee and local traffic revenues, on the back of declining fixed lines in service. The decline of fixed voice revenues more than compensated an increase of broadband and pay-TV revenues, due to an increase of “Oi Velox” and Oi TV customers.

Oi’s personal mobility revenues stood at R$ 2,150 million, having increased by 1.6% y.o.y on the back of higher revenues from outgoing calls, network usage and mainly data and value added services. This revenue performance is primarily due to: (1) increased traffic revenues (+1.6% y.o.y) on the back of customer growth, namely prepaid customers; (2) network usage, which increased by 2.1% y.o.y, due to higher mobile traffic, primarily following the inclusion of free SMS in bundled offers, and (3) revenues from value added services, which increased by 27.4% y.o.y, on the back of higher penetration of 3G services and increased popularity of SMS offers. In 4Q11, data and value added revenues represented 9.7% of personal mobility service revenues as compared to 8.0% in 3Q11 and 7.8% in 4Q10.

Table 18 _Oi income statement	R$ million, 100%

	4Q11	4Q10	y.o.y	2011	2010	y.o.y
Pro-forma consolidated net revenues	6,958	7,298	(4.7)%	27,907	29,479	(5.3)%
Operating costs	5,120	5,023	1.9%	19,141	19,184	(0.2)%
Interconnection	1,157	1,292	(10.5)%	4,651	5,070	(8.3)%
Personnel	537	423	27.0%	1,884	1,620	16.3%
Materials	65	20	214.8%	191	215	(11.1)%
Cost of goods sold	84	44	90.9%	232	149	55.6%
Third-Party Services	2,048	1,799	13.8%	7,607	6,976	9.1%
Marketing	161	163	(1.1)%	559	537	4.1%
Rent and Insurance	443	388	14.2%	1,658	1,523	8.8%
Provision for Bad Debts	163	177	(7.9)%	826	979	(15.6)%
Other Operating Expenses (Revenue), Net	462	716	(35.4)%	1,532	2,114	(27.5)%
EBITDA (1)	1,838	2,275	(19.2)%	8,766	10,295	(14.8)%
EBITDA margin	26.4%	31.2%	(4.8pp )	31.4%	34.9%	(3.5pp )

(1) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, amounted to R$1,838 million (-19.2% y.o.y), with a margin of 26.4%. EBITDA performance in 4Q11 as compared to 4Q10 reflected primarily lower residential revenues and higher operating expenses (+1.9% y.o.y to R$ 5,120 million). In 4Q11, Oi’s opex increase reflected the increase in sales and the improvement in service quality and was mainly driven by: (1) higher personnel costs (+27.0% y.o.y), as a result of increased staff levels, namely 700 new employees for 60 new own stores to revamp commercial positioning and the organisational reorganisation, including new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above; (2) third-party services (+13.8% y.o.y), mostly due to higher maintenance costs, aimed at improving service quality, higher commissions, focused on the postpaid mobile segment as well as on Oi Conta Total, and fixed broadband and higher consulting and legal advice costs; (3) cost of goods (+90.9% y.o.y), as a result of the decision to implement subsidisation on the modem of “Oi Velox” and smartphones for postpaid customers, coupled with higher sim cards sold.

The Board of Directors of Oi has proposed the distribution of a R$2.0 billion dividend. This amount relates to the net income generated in 2011 and an additional amount from the reserves. This proposal is subject to approval at the annual general meeting.

Other international assets

In 2011, other international assets, on a pro-forma basis, increased their proportional revenues by 15.3% y.o.y to Euro 446 million and increased EBITDA by 7.7% y.o.y to Euro 216 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets and foreign exchange negative impacts.

Table 19 _ Proportional income statement of other international assets (1)	Euro million

	4Q11	4Q10	y.o.y		2011	2010	y.o.y
Operating revenues	123.3	104.7	17.8%		445.7	386.7	15.3%
EBITDA (2)	58.4	50.4	15.9%		215.6	200.2	7.7%
Depreciation and amortisation	12.9	10.8	20.0%		47.5	41.4	14.6%
Income from operations (3)	45.4	39.6	14.7%		168.1	158.8	5.9%
EBITDA margin	47.3%	48.1%	(0.8	pp)	48.4%	51.8%	(3.4pp )

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 20 _ Highlights of main assets in Africa and Asia (2011) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,784	18.8%	1,004	16.1%	56.3%	1,282	721
MTC, Namibia (3) (4)	34.00%	1,608	11.4%	804	4.6%	50.0%	159	80
CVT, Cape Verde (3) (4)	40.00%	9,224	(0.4)%	4,342	2.3%	47.1%	84	39
CST, S.Tomé & Principe (3) (4)	51.00%	292,561	(5.8)%	70,615	(4.5)%	24.1%	12	3
CTM, Macao (2)	28.00%	3,979	44.2%	1,313	10.0%	33.0%	356	118
Timor Telecom, East Timor (3)	41.12%	66	16.0%	37	14.6%	55.7%	48	27

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2011, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 20.8% y.o.y and by 18.0% y.o.y, respectively, and, in USD, increased by 18.8% y.o.y and by 16.1%  y.o.y, to USD 1,784 million and 1,004 USD million. In 2H11 Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening of its distribution channels and increasing the quality of its network.

In 2011, MTC’s revenues and EBITDA increased by 11.4% y.o.y and 4.6% y.o.y, reaching NAD 1,608 million and NAD 804 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs (average tariff down by 26.5% y.o.y). Adjusting for this effect, revenues and EBITDA would have increased by 13.0% y.o.y and by 6.3% y.o.y, respectively. In 2011, EBITDA margin stood at 50.0%. Data revenues accounted for 20.8% of service revenues, one of the highest in the continent. In 2011, MTC focused its marketing efforts and commercial activity on: (1) enhancing its smartphone offer; (2) launching campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 2011, CVT’s revenues slightly decreased by 0.4% y.o.y to CVE 9,224 million, while EBITDA increased by 2.3% y.o.y to CVE 4,342 million. EBITDA margin stood at 47.1%. Revenues and EBITDA were impacted by international accounting rules related to concession contracts (IFRIC 12). Excluding these effects, revenues and EBITDA would have increased by 3.7% y.o.y and by 3.2% y.o.y, respectively. In 2011, mobile revenues were positively impacted by data and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In 2011, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate data usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 27.5% and 11.4% of the wireline customer base, respectively.

In 2011, CST’s revenues decreased by 5.8% y.o.y to STD 292,561 million and EBITDA decreased by 4.5% y.o.y to STD 70,615 million. EBITDA margin stood at 24.1%. Excluding some accounting reclassifications recognised during 2011, revenues would have increased by 7.2% y.o.y. EBITDA performance was negatively impacted by an increase in commercial costs and a new tax on foreign supplies. Excluding these effects, EBITDA would have increased by 3.0% y.o.y. In 2011, São Tomé e Príncipe reached circa 70% of penetration of mobile services.

In 2011, CTM’s revenues and EBITDA increased by 44.2% y.o.y and by 10.0% y.o.y, to MOP 3,979 million and MOP 1,313 million, respectively. EBITDA margin was at 33.0%. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 9.5% y.o.y impacted by growth in data revenues, which accounted for 21.0% of mobile service revenues. In 2011, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 2011, Timor Telecom’s revenues and EBITDA increased by 16.0% y.o.y and by 14.6% y.o.y, to USD 66 million and USD 37 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 55.7%. At the end of December, Timor Telecom reached 600 thousand mobile customers. Data revenues accounted for 17.9% of mobile service revenues. In 2011, Timor Telecom launched several voice and data stimulation campaigns and strengthened its distribution network.

04

Changes in Accounting Policies

Following the preliminary purchase price allocation of Oi and Contax, PT recognised intangible assets regarding licenses, concessions and customer lists, which according to IFRS 3 were amortised retroactively as from the acquisition date. Therefore the consolidated income statements of 2Q11 and 3Q11 were restated.

Consolidated income statement	Euro million

	1Q11	2Q11	3Q11	4Q11	2011
		restated	restated
Receitas operacionais	871	1.798	1.747	1.731	6.147
Portugal	717	725	731	718	2.892
Residencial	169	170	171	172	682
Pessoal	188	187	200	194	768
Empresas	251	248	238	245	982
Wholesale, outras e eliminações	110	120	121	108	459
Brasil • Oi	0	832	801	778	2.412
Outras e eliminações	154	240	215	234	843
Cust. op. exc. amort. e cust. c/ben. ref.	514	1.155	1.093	1.197	3.959
Custos com pessoal	157	303	284	277	1.020
Custos directos dos serviços prestados	125	292	299	296	1.012
Custos comerciais	73	138	141	166	518
Outros custos operacionais	159	423	369	458	1.408
EBITDA	357	642	654	534	2.188
Custos com benefícios de reforma (PRBs)	12	14	14	18	59
Amortizações	196	383	365	382	1.326
Resultado operacional	149	245	275	135	804
Outros custos (receitas)	7	5	12	36	60
Custos do programa de redução efectivos	4	1	1	30	36
Menos (mais) valias na alienação de imobilizado	0	0	0	(9)	(9)
Outros custos líquidos	3	4	11	15	33
Resultados antes de res. fin. e imp.	142	240	264	99	744
Outros custos (ganhos) financ. liq.	(56)	84	89	96	213
Juros suportados liquidos	(17)	99	118	98	297
Perdas (ganhos) empresas associadas	(80)	(42)	(47)	(40)	(209)
Outros custos (ganhos) liquidos	42	28	17	38	125
Resultados antes de impostos e Int. não controladores	197	156	175	3	531
Imposto sobre o rendimento	(48)	(48)	(48)	36	(108)
Resultado de operações continuadas	150	108	127	39	423
Resultado de operações descontinuadas	0	0	0	0	0
Resultados antes de int. não controladores	150	108	127	39	423
Prejuízos (lucros) atrib. a int. não controladores	(20)	(25)	(38)	(1)	(84)
Resultado consolidado líquido	130	82	89	38	339

Please see additional information in the notes to our financial statements as of 31 December 2011.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 30 March 2012

Time: 14:00 (Portugal/UK), 15:00 (CET), 9:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 391172)

US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 391172)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.